Klondex Mines Ltd.
PRESS RELEASE

NEWS RELEASE

FOR IMMEDIATE RELEASE	TSX SYMBOL: KDX
July 10, 2014
Toronto, Ontario

Klondex Announces $14 Million Bought Deal Financing

NOT FOR DISTRIBUTION IN THE UNITED STATES OR RELEASE OVER U.S. NEWSWIRES

Vancouver, British Columbia – July 10, 2014 – Klondex Mines Ltd. (TSX:KDX) ("Klondex" or the "Company") is pleased to announce that it has entered into an agreement with a syndicate of underwriters led by GMP Securities L.P. and including RBC Dominion Securities Inc., M Partners Inc., Industrial Alliance Securities Inc., Dundee Securities Ltd. and Mackie Research Capital Corporation (collectively, the “Underwriters”), which has agreed to purchase, on a bought deal basis, 7,000,000 common shares (the “Shares”) of the Company at a price of C$2.00 per Share, for aggregate gross proceeds of C$14 million (the “Offering”). The Underwriters will also have the option, exercisable in whole or in part at any time up to 30 days after the closing of the Offering, to purchase up to an additional 1,050,000 Shares to cover the Underwriters' over-allotment position. In the event that the option is exercised in its entirety, the aggregate gross proceeds of the Offering will be C$16,100,000.

The net proceeds of the Offering are expected to be used for the accelerated exploration and development at the Midas Gold project and Fire Creek gold project and for working capital and general corporate purposes.

The Shares will be offered by way of a short form prospectus to be filed in all of the provinces of Canada (other than the Province of Quebec) pursuant to National Instrument 44-101 Short Form Prospectus Distributions and in the United States on a private placement basis pursuant to an exemption from the registration requirements of the United States Securities Act of 1933, as amended.

The Shares have not been registered under the United States Securities Act of 1933, as amended, or applicable state securities laws, and the Shares may not be offered or sold in the United States absent registration or an applicable exemption from such registration requirements.

The Offering is expected to close on or about July 30, 2014. Closing of the Offering is subject to certain conditions typical for a transaction of this nature and the receipt of all necessary regulatory approvals, including the approval of the Toronto Stock Exchange.

About Klondex Mines Ltd. (www.klondexmines.com)
Klondex Mines is focused on the exploration, development and production of its high quality gold and silver projects. The company is operating an ongoing bulk sampling program at its Fire Creek gold project located in north central Nevada. Fire Creek is in a mining-friendly jurisdiction, with onsite power and mining infrastructure, and near major producers. Midas, Klondex's newly acquired operating mine and milling facility, is located 110 miles north of Fire Creek.

Contact:
Paul Huet	Alison Tullis
President & CEO	Manager, Investor Relations
Klondex Mines Ltd.	Klondex Mines Ltd.
775-284-5757	647-233-4348
investors@klondexmines.com	atullis@klondexmines.com

Cautionary Note Regarding Forward-Looking Information

This news release contains certain information that may constitute forward-looking information under applicable securities laws. This forward-looking information entails various risks and uncertainties that are based on current expectations, and actual results may differ materially from those contained in such information. These risks and uncertainties include, but are not limited to, completion of the proposed Offering; the risks and hazards associated with environmental compliance and permitting for its existing underground operations; the strength of the global economy; the price of gold; operational, funding and liquidity risks; the degree to which mineral resource estimates are reflective of actual mineral resources; and the degree to which factors which would make a mineral deposit commercially viable are present. There is no assurance that the Offering will be completed, either on the terms proposed or at all. Risks and uncertainties about the Company’s business are more fully discussed in the Company’s disclosure materials filed with the securities regulatory authorities in Canada and available at www.sedar.com. Readers are urged to read these materials. The Company assumes no obligation to update any forward-looking information or to update the reasons why actual results could differ from such information unless required by law.